June 7, 2021

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-0405

Re:	Acceleration Request for PLBY Group, Inc. Registration Statement on Form S-1 (File No. 333-256855)

Ladies and Gentlemen:

PLBY Group, Inc. (the “Company”) respectfully requests under Rule 461(a) promulgated under the Securities Act of 1933, as amended, that the effective date of the above-referenced Registration Statement on Form S-1 (File No. 333-256855) (the “Registration Statement”) be accelerated to 4:30 p.m. Eastern Time on June 9, 2021, or as soon thereafter as practicable. Once the Registration Statement has been declared effective, the Company respectfully requests that you confirm that event with W. Stuart Ogg of Jones Day at (650) 687-4125. Please contact W. Stuart Ogg of Jones Day, at (650) 687-4125, if you have any questions concerning the foregoing.

[Signature page follows]

Very truly yours,

PLBY GROUP, INC

By:	/s/ Lance Barton
Name:	Lance Barton
Title:	Chief Financial Officer